DB

19005889

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, Suite 300
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Call 415-483-7763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Christopher Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Retirement Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

President

Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 15th day of February, 20 19, by CHRISTOPHER JAMES CALL proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD RETIREMENT SERVICES, INC.

TABLE OF CONTENTS

December 31, 2018

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ABD Retirement Services, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ABD Retirement Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ABD Retirement Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates LLP

We have served as ABD Retirement Services, Inc.'s auditor since 2014.
Walnut Creek, California

February 26, 2019

ABD RETIREMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	1,633,039
Accounts receivable		1,345,004
Prepaid expenses		1,717
Total assets		2,979,760
Total assets	$	2,979,760

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	13,816
Due to shareholder		49,090
Total liabilities		62,906
Shareholder's equity:		
Common shares (no par value, 1,000 shares authorized, issued, and outstanding)		25,000
Retained earnings		2,891,854
Total shareholder's equity		2,916,854
	$	2,979,760

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2018

Revenue:	
Investment advisory fees	$ 5,078,046
Total Revenue	5,078,046
Operating expenses:	
Professional fees	73,142
Regulatory fees	19,314
Other operating expenses	10,642
Total operating expenses	103,098
Income before provision for income taxes	4,974,948
Provision for income taxes:	
State income taxes	74,624
Net income	$ 4,900,324

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Statement of Changes in Shareholder's Equity

	Common Stock			Retained		
	Shares		Amount		Earnings		Total
Balance January 1, 2018	1,000	$	25,000	$	1,911,530	$	1,936,530
Distributions	-		-		(3,920,000)		(3,920,000)
Net income	-		-		4,900,324		4,900,324
Balance December 31, 2018	1,000	$	25,000	$	2,891,854	$	2,916,854

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	4,900,324
Changes in operating assets and liabilities:		
Accounts receivable		(210,484)
Prepaid expenses		639
Accounts payable and accrued liabilities		(8,965)
Due to shareholder		28,425
Net cash provided by operating activities		4,709,939
Cash flows from financing activities:		
Distributions		(3,920,000)
Net increase in cash		789,939
Cash, beginning of year		843,100
Cash, end of year	$	1,633,039

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2018

Note 1 - Organization and operations:

ABD Retirement Services, Inc. (the "Company") was incorporated in 2012 under the laws of the state of California. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (the "Shareholder"). The Company maintains its headquarters in the San Francisco Bay Area and operates throughout the United States of America. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in April 2014. The Company provides advisory services to companies and their retirement plans and investments on a fee basis and receives commissions from investment brokerage firms and retirement plan record keepers.

Note 2 - Summary of significant accounting policies:

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash and cash equivalents - The Company considers certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2018.

Effect of adopting recent accounting pronouncement - In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted Topic 606 as of January 1, 2018, and management determined that there was no cumulative impact to prior reporting periods as a result of adoption of this accounting standard.

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2018

Note 2 - Summary of significant accounting policies (continued):

Investment advisory fees - The Company provides a suite of retirement investment advisory services and other ongoing complementary services under its contracts with customers. Investment advisory fee revenues are recognized in accordance with contractual terms when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to. The Company transfers control of its performed services to the client over time as the services are performed, and the Company generally recognizes revenues ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract.

Investment advisory fees are received from customers in three ways: 1) Investment brokerages and retirement plan record keepers remit our advisory fees based on a calculated percentage of total customer assets on a monthly or quarterly basis. Brokerages and record keepers remit payments in the month following the Company's earning of the advisory fees. 2) The Company charges a fixed fee for advisory services performed over a period of time (e.g. monthly or quarterly) and customers remit payment after being invoiced at completion of the service period. 3) The Company charges customers a calculated percentage of total customer assets based on a contractual calculation and these advisory fees are remitted directly by customers. The Company estimates the expected consideration to be received and records these balances as accounts receivable on the Statement of Financial Condition. Expected consideration is estimated based on best available information and represents probable amounts to be received. Due to the nature of the customers' retirement portfolios and management's knowledge of customers' investments, expected consideration fluctuations based on market changes do not vary significantly from management's estimates. The variable nature of this consideration has not been determined to be a constraint that would preclude the Company from recognizing revenues as it is not considered subject to significant reversal. Once customer portfolio information is available to calculate actual amounts due, the Company invoices customers for payment, generally the month or quarter following the services rendered. Advisor fees due from customers for fixed fee and percentage based amounts are due within 30 days of invoicing which generally results in collection between 30 and 90 days of completion of the period in which services were rendered.

Occasionally, fixed fee consulting contracts are provided for customers and revenue is recognized over time for these contracts which is also associated with the fulfillment of performance obligations. Fixed fee consulting contracts are invoiced and payment is collected after completion of the project.

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2018

Note 2 - Summary of significant accounting policies (continued):

Investment advisory fees (continued) - The following table presents the Company's total advisory fee revenue disaggregated by type of payee:

Investment brokerages	$	2,532,812
Retirement plans - asset based		1,357,970
Retirement plans - fixed fees		1,171,781
Consulting and other		15,483
Total investment advisory fees	$	5,078,046

For the year ending December 31, 2018, approximately 24% of total investment advisory fees were earned from one investment brokerage. At December 31, 2018, approximately 22% of accounts receivable was due from this investment brokerage.

Accounts receivable - Accounts receivable represents estimated amounts due from investment brokerage companies, retirement plan record keepers and fee based clients for investment advisory fees earned based on contractual terms but not yet collected. Management considers the potential and likelihood of impairment of receivables related to credit risk. Management has determined based on its current assessment of outstanding receivables from customers and collected amounts due from brokerages that no allowance for credit losses is appropriate as no credit losses are expected to occur. This assessment is supported by information available through the date of the auditors' report as well as the Company's historical collection performance.

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Note 2 - Summary of significant accounting policies (continued):

Income taxes - The Company is a Qualified Sub-chapter S Corporation subsidiary and is disregarded for income tax purposes and income taxes are paid at the individual shareholder level. Accordingly, the Company makes no provision for federal income taxes. The Company files consolidated income tax returns with its Shareholder, also a Sub-chapter S Corporation, and computes income taxes as though it is filing on a standalone basis. California S Corporation income taxes resulting from the Company's taxable income are calculated based on 1.5% of the Company's taxable income. The amount of California income tax payable is included in due to shareholder on the balance sheet. Deferred income taxes are considered for the tax consequences in future years resulting from differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on currently enacted tax laws and statutory tax rates. Deferred taxes, if any, are immaterial.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

The federal and California income tax returns of the Company's Shareholder remain subject to examination from the filing date to the specific governmental agency statute of limitations. The Company is no longer subject to tax examinations for tax years prior to 2014. The Company did not have any non-recognized tax positions as of December 31, 2018, and has not accrued interest or penalties related to uncertain tax positions.

Recent accounting pronouncement, not yet adopted - In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. Management is continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on the financial statements and does not expect a material impact.

Subsequent events - The Company has evaluated subsequent events through February 26, 2019, the date which the financial statements were issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $1,570,133 which exceeded the requirement by $1,565,133.

Note 4 - Risk concentration:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 5 - Related party transactions:

The Company has an expense sharing agreement with the Shareholder. The Shareholder provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Shareholder. The Company's results of operations and financial position would differ significantly if the entities were autonomous. The Shareholder also pays all direct broker dealer expenses of the Company which are recorded by the Company and reimbursed throughout the year.

At December 31, 2018, $49,090 was due to the Shareholder for regulatory operating expenses and the Company's allocation of California income taxes that were paid or incurred by the Shareholder and which will be reimbursed by the Company in 2019.

Note 6 - Litigation:

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position.

SUPPLEMENTAL INFORMATION

ABD RETIREMENT SERVICES, INC.
Supplemental Schedules
December 31, 2018
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Total shareholder's equity	$	2,916,854
Less: Non-allowable assets		
Accounts receivable		1,345,004
Prepaid expenses		1,717
Total non-allowable assets		1,346,721
Net capital		1,570,133
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $62,906 or $5,000, whichever is greater		5,000
Excess net capital	$	1,565,133

Reconciliation with Company's Net Capital Computation
(Included in Part II of the Amended Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's amended net capital computation at December 31, 2018. The amended FOCUS report was filed on February 26, 2019.

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Supplemental Schedules
December 31, 2018
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15-c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) ABD Retirement Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California

February 26, 2019

DocuSign Envelope ID: A2A9805F-7FEB-4A6B-997B-B41BF927F8D7

SEA 15c3-3 Exemption Report

I, Chris Call, President of ABD Retirement Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

DocuSigned by:
Chris Call
5F60C7E29F574F3...

Chris Call
President, ABD Retirement Services, Inc.

February 7, 2019